

September 11, 2015

Via Email
Stacy J. Kanter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

> **Re: Pfizer, Inc.**
> **Registration Statement on Form S-4**
> **Filed September 3, 2015**
> **File No. 333-206758**

Dear Ms. Kanter:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Conditions to the Exchange Offers and Consent Solicitations, page 23

1. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The conditions to the offer must also be drafted with sufficient specificity to allow for objective verification. For example, clarify what would constitute a "material impairment in the general trading market for debt securities…" Similarly, the fourth and fifth bullet points accompanying #2 on page 24 appear to be overly broad and determinable in the sole discretion of the company. Given that the company has reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the company has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions to include an objective standard, such as

a standard of reasonableness or quantifiable threshold, as may be applicable, against which the company's discretion may be judged.

2.   We note disclosure that the conditions are for your sole benefit "and may be waived…in whole or in part in [y]our sole discretion." Please also clarify that all conditions to the tender offer other than the receipt of governmental or regulatory approvals must be satisfied or waived at or by the expiration date.

3.   Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. Please confirm your understanding supplementally.

4.   Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

The Proposed Amendments, page 45

5.   We note that by consenting to the proposed amendments, holders will be deemed "to have waived any default, event of default or other consequence under the Hospira Indenture for failure to comply" with the specified terms and conditions you describe. Similar disclosure relating to a general release and discharge of Pfizer, Hospira and the trustee under the Hospira Indenture from any and all claims a holder "may have, now or in the future" that relate to the Hospira Notes is disclosed on page 27. In your response letter, explain whether any such claims are known to exist and if so, describe their basis. In addition, tell us why this provision is acceptable, including under Section 318 of the Trust Indenture Act of 1939.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 551-3757 with any questions.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions